EXHIBIT 99.1

Press Release Dated April 13, 2012, Suncor Energy consents to fine with

Competition Bureau

News Release

FOR IMMEDIATE RELEASE

Suncor Energy consents to fine with Competition Bureau

Fine relates to limited 2007 communications between Sunoco and Pioneer Petroleums L.P. regarding retail joint venture

Calgary, Alberta (April, 13, 2012) – Suncor Energy Products Inc. (Sunoco) today consented to a fine for non-compliance under the Competition Act as a result of certain isolated business communications involving its Sunoco branded gas stations in the Belleville, Ontario area in 2007.

For Sunoco the fine concludes a Competition Bureau inquiry which alleged that certain pricing-related communications between Sunoco and Pioneer Petroleums L.P. in the context of their joint venture were not in compliance with the Competition Act. There were no improper communications between Sunoco and any other operator.

In 1993, Sunoco entered into a retail joint venture with Pioneer Petroleums Inc. with each company holding a 50 per cent interest. The joint venture was operated by Pioneer. The details of the joint venture were reviewed and approved by the Competition Bureau at that time.

During its investigation, the Competition Bureau determined that on five occasions between May 30, 2007 and Nov. 14, 2007, a Sunoco representative and a counterpart at Pioneer exchanged information relating to the Belleville area that went beyond the exchange of information the Bureau considered acceptable within the context of the joint venture.

Immediately upon being advised of the Competition Bureau’s investigation, Sunoco ensured that no further pricing-related communications occurred with Pioneer. In addition, Sunoco engaged in further competition training beyond that already provided, to all relevant Sunoco personnel.

Throughout the Competition Bureau’s investigation, Sunoco cooperated fully and, to put this matter behind it, agreed to pay a $500,000 penalty.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com.

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Suncor Energy Inc.
150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com